■ Sit Investment Associates, Inc. ■

Global Investment Outlook & Strategy

July 9, 2013

Executive Summary

Domestic equity markets experienced the best first half performance since the 1990s, despite consolidating in June. The S&P 500 Index was down -1.3 percent for the month, but gained +2.9 percent and +13.8 percent for the second quarter and the first half of 2013, respectively. Taxable fixed income markets retreated -1.5 percent in June and roughly -2.5 percent year-to-date. Municipal bonds also declined during June, losing -2.8 percent and a similar -2.7 percent year-to-date. The MSCI EAFE Index declined -3.6 percent in June, but gained +4.1 percent year-to-date. Regarding the U.S. economy, the final estimate of first quarter 2013 real GDP growth was revised down to +1.8 percent from the previous estimate of +2.4 percent. Despite mixed economic data, we believe that the subpar U.S. economic recovery remains in place. In Europe, we expect growth to be less negative on a quarterly basis as 2013 progresses, eventually turning positive late in the year. In Japan, our holdings remain focused on defensive consumption-driven companies and export-oriented businesses despite recent economic improvement. Given our cautious stance on the economic growth prospects in China over the near term, we remain defensive. Taxable fixed income portfolios are positioned defensively, as the Federal Reserve becomes less accommodative and additional deleveraging likely causes yields to rise further. In municipal portfolios, our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. Domestic and international portfolios remain diversified and are maintaining holdings in high quality, growth-oriented stocks.

UNITED STATES

CURRENT CONDITIONS: SUBPAR GROWTH CONTINUES

Despite consolidating in June, domestic equity markets experienced the best first half performance since the 1990s. The S&P 500 Index was down -1.3 percent for the month, but gained +2.9 percent and +13.8 percent for the second quarter and the first half of 2013, respectively. The technology-laden NASDAQ OTC Composite declined -1.5 percent for the month, but increased +4.2 percent for the quarter and +12.7 percent for the year-to-date period. Small capitalization stocks outperformed their large capitalization counterparts in June, as well as in the second quarter and first six months of the year.

TOTAL RETURNS TO 06/30/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	-1.3%	2.9%	13.8%	20.6%
Dow Jones Ind'l Avg.	-1.3	2.9	15.2	18.9
Russell 1000 Index	-1.4	2.7	13.9	21.2
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-1.5	4.2	12.7	16.0
S&P MidCap Index	-1.8	1.0	14.6	24.4
Russell 2000 Index	-0.5	3.1	15.9	24.2
FIXED INCOME				
Barclays Agg. Bond Index	-1.5	-2.3	-2.4	-0.7
Barclays Muni Bond Index	-2.8	-3.0	-2.7	0.2

*price only

Taxable fixed income markets retreated -1.5 percent in June and roughly -2.5 percent year-to-date, as measured by the Barclays Aggregate Bond Index. Municipal bonds also declined during June, losing -2.8 percent and a similar -2.7 percent year-to-date, as measured by the Barclays Municipal Bond Index. Major benchmark returns are shown in in the adjacent table and additional details are shown in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 06/30/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	-1.9%	2.1%	11.8%	17.1%
Russell 1000 Value	-0.9	3.2	15.9	25.3
MID CAP				
Russell Midcap Growth	-1.2	2.9	14.7	22.9
Russell Midcap Value	-1.2	1.7	16.1	27.7
SMALL CAP				
Russell 2000 Growth	-0.6	3.7	17.4	23.7
Russell 2000 Value	-0.4	2.5	14.4	24.8

During June, medium cap growth stocks matched the performance of medium cap value stocks, while large and small capitalization growth stocks underperformed their value counterparts. For the year-to-date period, large and medium cap growth issues underperformed their value brethren, while small cap growth stocks outperformed. The relative performance of large cap growth stocks versus value stocks, over the long term, is shown in Exhibit B.

With respect to international equity markets, measured in U.S. dollar terms, the U.S. ranked 3rd out of 33 countries for the first half of 2013. The U.S. has held this position for two consecutive

months. In addition to the U.S., the top 5 performers included Japan, Ireland, Switzerland, and Indonesia, as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	2Q12 Final	3Q12 Final	4Q12 Final	1Q13 Final
Personal Con. Expenditures	$35.7	$37.6	$43.8	$62.3
Nonresid. Fixed Invs.	12.9	-6.8	46.3	1.6
Residential Invs.	7.2	11.6	15.3	12.9
Inventory Change	-15.5	18.9	-47.0	23.4
Net Exports	8.1	12.2	10.5	-3.0
Government	-4.3	23.7	-45.0	-29.9
Residual	-2.0	6.8	-11.0	-7.0
Total	$42.1	$104.0	$12.9	$60.3
% Change in Real GDP (ann.)	1.3%	3.1%	0.4%	1.8%
% Change in Real Final Sales (ann.)	1.7%	2.4%	1.9%	1.2%
% Change in GDP Deflator (ann.)	1.5%	2.7%	1.0%	1.3%

Regarding the U.S. economy, the third and final estimate of first quarter 2013 real GDP growth was revised down to +1.8 percent from the previous estimate of +2.4 percent. The downward adjustment to personal consumption expenditures (PCE) accounted for all of the change, as small changes to other major components offset each other. More specifically, almost all of the revision came in PCE for services, of which almost half came from spending on housing services, a figure that is, in part, imputed by the Bureau of Economic Analysis (BEA). Given that this is non-market-based spending, we are cautious about including any of this weakness in our forecast for the balance of the year. Contributions to real GDP growth by major component are shown in the following table, while year-over-year changes are show in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	2Q12 Final	3Q12 Final	4Q12 Final	1Q13 Final
Personal Cons. Exps.	1.06%	1.12%	1.28%	1.83%
Nonresid. Fixed Invs.	0.36	-0.19	1.28	0.04
Residential Invs.	0.19	0.31	0.41	0.34
Inventory Change	-0.46	0.73	-1.52	0.57
Net Exports	0.23	0.38	0.33	-0.09
Government	-0.14	0.75	-1.41	-0.93
Total GDP Growth	1.30%	3.10%	0.40%	1.80%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

Real personal spending grew +0.2 percent in May. However, April personal spending was revised lower to -0.1 percent, compared with the originally reported figure of +0.1 percent. With data from the first two months of the quarter reported, our sensitivity analysis shows that annualized second quarter real personal spending will be +1.3 percent, if June personal spending is flat. On the other hand, if June personal spending matches the May figure of +0.2 percent, the annualized quarterly figure will be +1.6 percent, which is still a marked deceleration from the first quarter pace.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	June Proj.	9763.20	1.3%	9782.73	1.6%
	May	9763.20		9763.20	
	Apr.	9746.30		9746.30	
	Mar.	9755.50	2.6%	9755.50	2.6%
	Feb.	9726.40		9726.40	
2013	Jan.	9696.80		9696.80	
	Dec.	9689.00	1.8%	9689.00	1.8%
	Nov.	9673.00		9673.00	
	Oct.	9629.50		9629.50	
	Sept.	9647.80	1.6%	9647.80	1.6%
	Aug	9604.30		9604.30	
	July	9608.20		9608.20	
	June	9577.00	1.5%	9577.00	1.5%
	May	9586.90		9586.90	
	April	9583.80		9583.80	
	Mar.	9562.50	2.4%	9562.50	2.4%
	Feb.	9560.10		9560.10	
2012	Jan.	9517.90		9517.90	
	Dec.	9493.30	2.0%	9493.30	2.0%
	Nov.	9489.20		9489.20	

The June nonfarm payrolls, reported on July 5th, showed that 195,000 jobs were created during the month, stronger than the median forecast for 165,000. Revisions to the April and May data added an additional 70,000 jobs; however, more than three-quarters of the upward change came from a seasonal adjustment. June job creation was slightly below the monthly average over the past six months of 202,000. Looking at the data over the past few quarters yields a somewhat weaker trend, as the number of jobs created in each of the past three quarters has been declining. 626,000 jobs were created in the fourth quarter of 2012, falling to 622,000 jobs in first quarter 2013, and 589,000 in second quarter 2013. The unemployment rate remained at 7.6 percent, as the labor participation rate ticked up slightly. Additionally, the underemployment rate (U-6) gave up the improvement from last month, deteriorating from 13.8 percent to 14.3 percent. Finally, total part-time employment rose by 432,000, more than double the total number of net new jobs.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.1 percent, which was below the consensus forecast of +0.2 percent. Core CPI, which excludes the volatile food and energy sectors, rose +0.2 percent, matching the consensus estimate. We expect inflation to remain controlled for the foreseeable horizon. However, we are also cognizant that at some point in the future the Federal Reserve will need to retract the record levels of accommodative monetary policy at an appropriate pace to maintain a controlled rate of inflation. The Federal Reserve Open Market Committee (FOMC) has identified 6.5 percent unemployment as a key benchmark. Recent inflation data are shown in the following table and longer term inflation trends are displayed in Exhibit E.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
January 2012	0.4%	0.7%	2.9%	2.3%
February 2012	2.5	1.0	2.9	2.2
March 2012	6.6	2.2	2.7	2.3
April 2012	6.0	3.2	2.3	2.3
May 2012	3.8	3.2	1.7	2.3
June 2012	0.1	3.4	1.7	2.2
July 2012	-1.7	2.2	1.4	2.1
August 2012	1.0	2.4	1.7	1.9
September 2012	3.4	1.8	2.0	2.0
October 2012	3.9	1.1	2.2	2.0
November 2012	-0.3	0.4	1.8	1.9
December 2012	-3.1	0.1	1.7	1.9
January 2013	-1.8	1.0	1.6	1.9
February 2013	3.4	1.6	2.0	2.0
March 2013	5.5	1.2	1.5	1.9
April 2013	3.9	1.0	1.1	1.7
May 2013	1.3	2.4	1.4	1.7

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased -0.9 percent in June, but increased +1.6 percent on a year-over-year basis. Notwithstanding the minor decrease in the dollar on a monthly basis, it continues to be strong against most currencies, as the U.S. remains one of the few attractive places to invest. Long-term trends in the U.S. dollar are shown in Exhibit F.

In summary, we believe that the subpar U.S. economic recovery remains in place. Given the slightly weaker outlook for second quarter consumer spending, we have reduced our estimate for second quarter real GDP growth to +1.5 percent from +1.8 percent. The change to our second quarter estimate, along with the final estimate of first quarter growth, results in a slight decrease to our estimate of 2013 annual real GDP growth to +1.6 percent from +1.8 percent. All of the details of our key economic and financial market assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: HIGHER VOLATILITY

U.S. Treasury yields rose significantly during the second quarter and the yield curve steepened. Recent commentary by Federal Reserve officials regarding tapering of the asset purchase program caused yields to rise. Specifically, the 2-year, 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 0.36 percent, 2.49 percent, and 3.50 percent, an increase during the quarter of +12, +64, and +40 basis points, respectively.

The Barclays Aggregate Bond Index return for the quarter was -2.3 percent. All components of the index posted negative returns for the quarter. Asset-backed securities were the best performing sector, primarily due to their shorter duration. The U.S. Treasury sector was the next best performing sector, as Treasuries are not susceptible to the widening yield spread movements that occurred in other credit-sensitive sectors. While mortgage-backed securities outperformed the longer duration benchmark, they underperformed comparable duration Treasuries. In fact, agency mortgages posted their worst quarterly performance since 1994, which still stands as the worst year for bonds. Corporate bonds were the worst performing component of the index as their longer duration, in addition to increased yields relative to Treasuries, caused the sector to underperform the benchmark by nearly -100 basis points.

Speculation surrounding the Federal Reserve's exit strategy from several years of unprecedented accommodative policy, in addition to deleveraging by asset managers, caused an increase in market uncertainty in the second quarter. We expect sustained, albeit slow, domestic economic growth going forward. Client portfolios are positioned defensively, as the Federal Reserve becomes less accommodative and further deleveraging likely causes yields to rise further. As such, we continue to invest in higher-rated sectors that should outperform in the event of further uncertainty. However, we are also looking to take advantage of dislocations caused by the recent volatility in financial markets. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

TOTAL RETURNS TO 06/30/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	-1.6%	-2.3%	-2.4%	-0.7%
Treasury	-1.1	-1.9	-2.1	-1.6
Agency	-1.3	-1.9	-1.9	-0.6
Corporate	-2.8	-3.3	-3.4	1.4
CMBS	-1.5	-1.4	-1.3	-3.7
Asset-Backed	-0.6	-0.8	-0.8	0.7
Mortgage Pass-Through	-1.0	-2.0	-2.0	-1.1
5-Year Treasury	-1.4	-2.4	-2.3	-1.5

The rise in tax-exempt yields far outstripped the rise in Treasury yields during June and the second quarter. Tax-exempt yields trended gradually lower until early May and then rose sharply after Federal Reserve Chairman Bernanke's speech following the June 18-19 FOMC meeting. The volatility in the tax-exempt market was reflected in the Bond Buyer 40-Bond Index yield, which decreased from 4.10 percent at the beginning of the quarter to 3.99 percent by May 1st and then increased to 5.19 percent on June 24th before ending the quarter at 4.73 percent. Long-term tax-exempt bond yields, as represented by the Bond Buyer 40-Bond Index, had remained range-bound between approximately 3.90 percent and 4.20 percent from the beginning of October through most of May. The Index yield last exceeded 5.0 percent in early December 2011. The rise in tax-exempt yields was exacerbated by a large and rapid increase in fund outflows beginning in early June, and moderately heavy supply, including a $1.3 billion Illinois general obligation issue that was finally sold at the end of June after being repeatedly delayed, as the state remains mired in discussions regarding its pension funding shortfall. The tax-exempt yield curve also steepened with the rise in yields. As of quarter end, relative yield ratios of high grade tax-exempts to comparable duration Treasuries, at 100 percent or higher, were well above their historical averages.

The sell-off in June dominated tax-exempt performance results for the second quarter and year to date, and also took back much of the positive returns for the prior 12 months. Longer duration bonds underperformed shorter duration bonds, and lower-rated bonds generally underperformed higher-rated bonds. With regard to industry sectors, housing performed best, as the extraordinary call provisions associated with those issues provided greater price stability. Other differences in sector returns primarily reflected quality and duration, for example, the lower-rated industrial revenue bond sector performed worst, while the shorter duration resource recovery sector performed best.

TOTAL RETURNS TO 06/30/13	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	-2.8%	-3.0%	-2.7%	0.2%
5-Year Municipal	-1.6	-1.7	-0.9	0.2
Long (22+ years)	-4.4	-4.4	-4.1	0.2
Revenue	-3.1	-3.2	-2.8	0.3
Electric	-2.7	-2.7	-2.4	0.0
Hospital	-3.2	-3.2	-2.6	1.3
Housing	-1.9	-1.4	-0.6	2.0
IDR/PCR	-4.2	-4.1	-3.3	1.7
Transportation	-3.2	-3.3	-3.0	0.3
Education	-3.0	-3.2	-3.1	0.1
Water/Sewer	-3.2	-3.5	-3.5	-0.5
Resource Recovery	-2.6	-2.8	-1.9	0.6
Leasing	-2.9	-3.0	-2.5	0.6
Special Tax	-3.1	-3.1	-2.8	-0.3
General Obligation	-2.6	-2.9	-2.8	0.0
Prerefunded	-0.8	-0.8	-0.6	0.2
Insured	-3.2	-3.4	-3.1	0.1
Muni Aaa	-2.2	-2.5	-2.5	-0.3
Muni Aa	-2.7	-2.9	-2.8	0.0
Muni A	-3.0	-3.1	-2.6	1.0
Muni Baa	-4.2	-3.6	-2.6	0.3

National Public Finance Guarantee Corporation, the public finance subsidiary of MBIA, Inc., reached several settlements with various counterparties in May that improved liquidity measures. As a result, Moody's raised its credit rating to Baa1 from Baa2, and Standard and Poor's increased its credit rating to A from BBB. Nonetheless, National Public Finance Guarantee Corporation will likely need further ratings upgrades before it can return as a participant in insuring new issues

The recent rise in yields has created dislocations in the tax-exempt market that we believe will allow us to opportunistically find very attractive relative value. We continue to maintain tax-exempt portfolio durations longer than their benchmarks, as the yield curve has steepened. We believe that, following their fast and recent rise, tax-exempt yield levels currently reflect an attractive buying opportunity for retail and crossover buyers. Our expectations for subpar economic growth and controlled inflation support our belief that tax-exempt rates should stabilize at, or perhaps fall slightly from, these higher yield levels. As further support, net municipal supply is expected to contract in 2013, as refundings continue to represent approximately half of new issuance. Also, relative yield ratios of tax-exempts to Treasuries suggest that tax-exempts are attractively valued across the yield curve. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. We continue to focus on sectors and security structures that provide incremental yield, and we are using diversification to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: SIGNS OF LIFE STARTING TO EMERGE

While there are several headwinds still facing the European economy, we are beginning to see small signs of improvement. The manufacturing PMI (Purchasing Managers' Index) rose to the highest level in nearly a year and a half. Although the PMI is still below 50, indicating contraction, the pace at which the economy is contracting has slowed. Additionally, industrial production rose for the third month in a row in Europe and has improved in four of the last six months. In May, industrial production was up +0.4 percent. The capital goods segment continues to be the strongest component. It is down -0.9 percent for the 12-month period ended May; however, the decline is lessening. Exhibit I displays the modest improvement in the manufacturing industry.

While the manufacturing sector appears to be showing incremental improvement, there are still serious issues facing the European economy. One of the most important issues is the lack of improvement in the rate of unemployment, as the latest release hit a new all-time high. May unemployment was 12.2 percent in the euro area and 11.0 percent in the European Union. One of the most concerning factors surrounding high unemployment is that the youth population faces much higher unemployment than any other age group. This statistic doesn't bode well for future growth prospects in Europe, but rather leads to more unrest and uncertainty for Europe's future. On a country basis, Germany continues to have relatively low unemployment at 5.3 percent, while Spain and Greece are at 26.9 percent and 26.8 percent (March), respectively. Exhibit J details unemployment trends, over the long term, by key European countries.

The September election in Germany will be a bellwether and concerns about the outcome may contribute to a more uncertain market environment. Recently, Chancellor Angela Merkel presented her Christian Democratic Union (CDU) party's election program along with the CDU's Bavarian sister party, CSU, and made four key pledges. The first one is no tax increase, but targeted tax relief instead, especially for families with children. The second pledge is a commitment to the euro and a strong Franco-German partnership in Europe. Third, the CDU is firmly opposed to Eurobonds and other initiatives for pooling debt or other liabilities across euro area countries; however, the party does support the creation of a sovereign debt restructuring mechanism. Lastly, they pledge to create higher pensions for women who take a break from work to raise their children. Currently, Angela Merkel's CDU/CSU faction is leading in the polls and, barring any major controversy, she is expected to be reelected.

There is still a lot of uncertainty surrounding the financial sector. Loan growth has continued to weaken as banks deleverage and enterprises postpone fixed investment spending. Headwinds facing the sector include: higher capital requirements, increasing regulation, ongoing litigation, low interest rates (spreads), and a weak macro environment. While there have been indications that the macro environment is beginning to stabilize, the recent increase in sovereign bond yields could renew concerns about Italy and Spain, and, as a result, the viability of the euro.
The European economy contracted -0.5 percent in 2012. We expect growth to be less negative on a quarterly basis as 2013 progresses, eventually turning positive late in the year. In 2013,

we estimate euro area GDP growth will continue to be negative, around -0.5 percent, while in 2014 we forecast modest growth of +1.0 percent. The UK economy saw slight growth in 2012 of +0.3 percent. In 2013 and 2014, we anticipate modest growth of +1.0 percent and +1.5 percent, respectively. Our economic assumptions for Europe and other major regions are shown in Exhibit K.

MONETARY AND FISCAL POLICY

We believe the central banks in Europe will stay accommodative throughout the remainder of 2013. The European Central Bank (ECB) and Bank of England are each at a record low rate of 0.5 percent, and, significantly in its latest release, the ECB stated that it expects rates to remain low for an extended period of time. As a result, we believe that the current accommodative monetary policy in Europe will remain in place for quite some time. The weak growth environment, low inflation, soft household consumption, and rising unemployment all contribute to the need for accommodative monetary policy. If the economy slows further, we believe the European central banks will have a bias to the downside. With respect to inflation, in May, euro area inflation was at +1.4 percent, while inflation in the UK was modestly higher at +2.4 percent. Exhibit K displays our inflation expectations.

In the month of June, the U.S. dollar reversed its weakening trend and strengthened relative to all major European currencies. Despite volatility during the quarter, the euro was essentially unchanged for the three-month period (from $1.28/euro to $1.30/euro), and the British pound was unchanged at $1.55/pound. Currency fluctuations during the quarter stemmed from U.S. Federal Reserve Chairman Bernanke's comments about the timing of tapering the QE program in the U.S. This spooked equity markets, caused yields to rise, and drove the strength in the U.S. dollar. We believe the U.S. dollar will maintain this strength for the remainder of the year, as we fear that heightened news flow around the riots in Europe, the breakup of the euro, and/or the reescalation of the financial crisis in Europe may weaken European currencies.

JAPAN

CURRENT CONDITIONS: SIGNS OF IMPROVEMENT

Japan's economy has shown early signs of a positive response to Prime Minister Shizo Abe's economic policy agenda. GDP accelerated to a +4.1 percent annualized, price-adjusted growth rate during the quarter ended March, up from the +1.2 percent rate in the previous quarter, as shown in Exhibit L. While the recent improvement is a move in the right direction, the long-term sustainability of economic growth under Mr. Abe's policies is still unclear.

The recovery in the yen-based value of exports continues, with April and May exports growing +3.8 percent and +10.1 percent year over year, respectively, following a +1.2 percent improvement during the quarter ended March. The improvement in exports helped drive strong GDP growth in the March quarter and should continue to be supportive in the near term, as the yen remains weak relative to the US dollar and the currencies of other major trade partners. The export recovery has also supported a modest recovery in industrial production, which has grown positively for four consecutive months, including a better-than-expected +2.0 percent reading in May. Surveys of manufacturers suggest continued modest improvement in production.

Private capital spending remains subdued, falling at a -1.2 percent annualized rate during the quarter ended March. However, the Tankan survey of domestic manufacturers, for the quarter ended June, showed a sharp improvement in corporate sentiment from -8 to +4, the first positive reading since May 2011. The same survey indicates enterprises' capital spending budgets will be +5.5 percent higher for the fiscal year ended March 2014, as compared to the previous year.

Improved consumer confidence and resultant spending helped drive strong GDP growth for the quarter ended March, though recent data is more mixed. Real consumption registered its first month-over-month decrease of 2013 in May, with a -1.6 percent decline, despite continued elevated consumer confidence levels. The unemployment rate was unchanged in May at 4.1 percent, though the leading job openings-to-applicants ratio suggests improvement ahead. Wages remain in decline, and the personal savings rate remains low at roughly +2 percent.

Despite recent improved growth, several large risks loom for the Japanese economy. The country remains the most leveraged among developed nations with a nearly 240 percent gross debt-to-nominal GDP ratio, and this continues to grow given the ongoing budget deficit, as shown in Exhibit M. The current account is nearing negative territory due to the persistent trade deficit, as the country's dependence on external energy sources partially offsets export improvements. Increased reliance upon foreigners for funding could lead to higher financing costs. The aging population remains an ongoing headwind to sustained economic growth as well.

MONETARY AND FISCAL POLICY

Prime Minister Abe has continued to pursue his main objective of boosting economic activity and ending deflation through a combination of aggressive monetary policy, expansive fiscal spending, and pro-growth reforms. To date, the policies have buoyed domestic equities and consumer confidence, leading to improved consumption; depressed the value of the yen, supporting an improvement in exports; and shown early signs of halting price declines, though prices continue to fall on a year-over-year basis. However, the policies have also led to volatility in financial markets, most noticeably in the bond market where yields on government debt have risen since late May. Whether Mr. Abe's policies will succeed in spurring domestic consumption and supporting sustainable economic growth remains to be seen.

On the monetary policy front, the Bank of Japan (BOJ), at its early April meeting, committed to purchasing ¥60 to ¥70 trillion worth of assets annually (equivalent to roughly $56 billion per month) with the goal of achieving a +2 percent rate of inflation within two years. The purchases will be concentrated primarily in Japanese government debt with average duration matching that of outstanding debt, or about seven years. The BOJ has maintained the pace of easing in the two meetings since its introduction, and the recent modest improvement in deflationary pressures suggests this stance will continue.

With respect to fiscal policy, Mr. Abe has shifted focus to outlining his wide range of pro-growth reforms, while the fiscal stimulus measures announced in January remain in place. The proposed reforms include, among others, increasing female participation in the labor force, incentivizing private capital

investment, reforming the agriculture sector, and establishing special economic zones. However, details have been vague and some key areas, specifically reducing corporate tax rates and reforming the labor market, have gone unmentioned. The election calendar may play some role in the lack of detail, as Mr. Abe's Liberal Democratic Party (LDP) postures to recapture the Upper House, which would give the party full control of the legislature, in elections on July 21. Assuming an LDP victory in late July, we expect further progress to be made on reforms during the remainder of the year. The fiscal stimulus measures should begin to support economic activity in the quarter ended June, and have the potential to add roughly +1.0 percent to nominal GDP in total.

ASIA EX-JAPAN

CURRENT CONDITIONS: SLOWER GROWTH AHEAD FOR CHINA

We are again lowering our Asia ex-Japan economic growth forecast for 2013 to +6.0 percent, due to slower growth in China and weakness globally. In China, roughly three months into office, the new administration seems to be serious about re-balancing. Compared with the previous government, which adopted aggressive stimulus and credit policies during the financial crisis, the new government seems more determined to push forward structural reforms. Against the background of a slowing domestic economy and weak economic growth globally, Beijing seems willing to sacrifice short-term growth to achieve sustainable growth over the long term. While we remain hopeful that structural reforms may lay the groundwork for more sustainable growth in the long term, we have become more cautious on China's near-term growth prospects. We are maintaining our estimate of +7.5 to +8.0 percent real GDP for 2013. However, there is risk to the downside depending on how the new government decides to balance the near-term impact of reforms with current cyclical challenges.

Sluggish consumption, partly due to the government's frugality campaign, was the main reason for soft GDP growth in first quarter 2013 (+7.7 percent, versus +7.9 percent in fourth quarter 2012). Since first quarter 2013, while consumption-related indicators improved, export and investment indicators worsened, which suggest real GDP growth could show further slowdown in second quarter 2013.

The official PMI weakened to 50.1 in June (versus 50.8 in May) on lower new orders and production, indicating still sluggish manufacturing activity ahead. Additionally, the HSBC/Markit PMI for June was 48.2, a nine month low, and below 50 for the second month in a row. Both indices are shown in Exhibit N.

Industrial Production growth, on a year-over-year basis, moderated from roughly +9.5 percent in first quarter 2013 to +9.3 percent in April and +9.2 percent in May, as shown in Exhibit O. CPI increased +2.1 percent year-over-year in May, mostly on lower vegetable prices. Given our cautious outlook for economic growth, inflationary pressure should not be a major concern this year.

Australia's economy has exhibited more signs of weakness. First quarter GDP growth increased just +0.6 percent quarter over quarter and +2.5 percent year over year. March retail sales were down -0.4 percent month to month, and April's owner occupied house financing gained only +0.8 percent month to month. However, slight positives included the June Purchasing Managers' Index, which was up +5.8 points to 49.6, dwelling

prices rose +1.9 percent in June (the strongest growth in over three years), and the inflation gauge dropped by -0.2 percent for the month just ended, implying little price pressure to date.

Australia's economy is very dependent on commodities, as Exhibit P illustrates, and pricing has been weak. However, there are signs of strength in China's demand for raw materials, as Chinese iron ore imports rose +7.4 percent year over year to 68.6 million tons in May, spurred by low stocks among Chinese traders and steel mills. Also, according to the China Iron & Steel Association, daily steel production is up +9.9 percent year over year to an average of 2.2 million tons in late May. While this seems positive, we view this data cautiously, as China appears to be producing steel despite the slow growth environment. As a result of the slowdown in the mining and commodities boom, the Australian government is attempting to shift the economy from being heavily commodity-driven, and thus export dependent, as shown in Exhibit Q, to more reliance on domestic consumption.

The economies of Hong Kong, South Korea, and India have been weak. First quarter 2013 GDP growth figures were below estimates, as Hong Kong grew +2.8 percent, South Korea increased +1.5 percent, and India gained +4.8 percent. May trade numbers also disappointed, as Hong Kong's exports decreased -1.0 percent year over year and imports gained +1.7 percent, South Korea's exports increased +3.2 percent, while imports declined -4.8 percent, and India's exports contracted -1.1 percent, while imports grew +7.0 percent. Industrial production growth was also dismal in April, at +1.7 percent year over year for South Korea and +2.0 percent for India.

MONETARY AND FISCAL POLICY

While liquidity shortages often occur in China's interbank market before holidays and toward quarter ends, the recent cash crunch was more unusual, as the People's Bank of China (PBOC) intentionally refrained from intervention for a longer period. As a result, interbank lending rates spiked to record highs on June 20th with the one-week Shanghai Interbank Offer Rate (SHIBOR) reaching 11.0 percent. The interbank rate has come down since then, after the PBOC injected liquidity into the market, as shown in Exhibit R. Essentially engineered by the PBOC, the episode was viewed as a warning from the central bank to commercial banks to curtail their riskier shadow banking activities. We expect incrementally tighter credit conditions and slower M2 growth in the months ahead, as the government tries to control the growth of products designed to skirt direct supervision. Wealth management products created to offer higher interest rates than conventional bank deposits is a clear example of this, as shown in Exhibit S.

China's fiscal surplus was RMB960 billion in the first five months of the year. Given normal seasonality and the fiscal deficit target of RMB1,200 billion for 2013, we expect deficits for the rest of the year.

The Reserve Bank of Australia cut its cash rate by -25 basis points to 2.75 percent on May 7th. They have since left rates unchanged at their last two meetings. We expect no more than one additional rate cut by the central bank, given signs of domestic economic strength.

The Bank of Korea cut its policy rate -25 basis points to 2.5 percent during second quarter 2013. We expect further rate cuts given the weak economy and low level of inflation, which was only +1.0 percent year over year in June.

The Reserve Bank of India (RBI) cut its reverse repo rate -25 basis points to 6.25 percent, during second quarter 2013. Moreover, India's current account deficit improved to $18.1 billion in the first quarter of 2013 (-3.6 percent of GDP) from a deficit of $31.9 billion in the fourth quarter of 2012 (-6.7 percent of GDP). This will alleviate pressure on the Indian rupee, and also give the RBI breathing room to continue cutting interest rates to stimulate growth.

REST OF WORLD

CURRENT CONDITIONS: WEAK GROWTH IN BRAZIL AND MEXICO

Brazil's economy grew very weakly in the first quarter of 2013, gaining +1.9 percent year over year. It now appears that the government's forecast of +2.5 percent for 2013 GDP growth is too optimistic. Brazil's economy has been affected by the slowdown in China's demand for raw materials, as shown in Exhibit T. Brazil's inflation is elevated, with June CPI increasing +6.7 percent year over year, above the Central Bank's upper limit target of +6.5 percent. As a result, the central bank raised its benchmark Selic rate +75 basis points to 8.0 percent during the quarter, after cutting rates -375 basis points in 2012. Slower economic growth has impacted the consumer, with April retail sales growth slowing to +1.6 percent year over year. Moreover, in late June, a political crisis erupted with riots that included more than 300,000 protesters. The unrest began over a +7 percent increase in bus fares (since rescinded), but it is also a reflection of anger over the government's focus on the upcoming World Cup in 2014 and Olympics in 2016, and not enough attention on infrastructure improvement for the rest of the population. For example, the highway network in Brazil shrank slightly between 2003 and 2011, despite Brazil's fleet of vehicles more than doubling since 2002.

Mexico's economy was also weak because of slower growth from the United States, its main trading partner. Mexico's first quarter 2013 GDP growth was +0.8 percent year over year, and the full year 2013 forecast is +2.5 percent. The Mexican consumer is losing purchasing power as formal sector average real wages fell -0.6 percent year over year, for the second month in a row, in May. The Banco de Mexico left rates on hold during the second quarter 2013 at 4.0 percent. The central bank is probably inclined to cut rates in order to stimulate the economy. However, May inflation of +4.6 percent year over year was above estimates and may handcuff the central bank. As an offset, Mexican President Enrique Pena Nieto's administration has reforms and economic plans to jump start the economy, including the introduction of an energy bill and fiscal reform.

GLOBAL EQUITY INVESTMENT STRATEGY:

U.S. AS THE BEACON OF GROWTH

United States

As mentioned earlier, notwithstanding a consolidation in June, domestic equity markets experienced the best first half performance in about fifteen years, as Exhibit U displays. Despite this strong performance, valuations are still reasonable at slightly less than the long-term average of roughly 15 times forward earnings (Exhibit V). Factoring in the prospects for

controlled levels of inflation makes this valuation particularly reasonable.

Given all of the new and reawakened crosswinds impacting the U.S. economy and financial markets, we expect volatility levels to rise after a period of relative quiescence. In addition to renewed concerns about China's economic slowdown, the European financial crisis, and instability in the Middle East, investors are now also concerned about the timing of a reduction in the Federal Reserve's asset purchasing (QE program).

As a result of the concerns over a reduction in the Fed's quantitative easing, yields on the 10-year Treasury spiked up dramatically in late June. Despite this move, the earnings-yield spread, as measured by the S&P 500 earnings yield and the 10-year U.S. Treasury yield, remains very wide, and, as a result, equities remain meaningfully attractive relative to U.S. Treasuries, as shown in Exhibit W.

While the Fed's quantitative easing has been an important support to near-term growth in the U.S. economy, it has also allowed investors to be less discriminating about companies in which they have chosen to invest. In the first half of 2013, the result has been that more speculative companies with riskier financial metrics have outperformed companies with more sound long-term prospects. Moreover, this has occurred without any meaningful evidence that the higher risk companies will actually deliver on earnings.

Given our view that the U.S. economy will continue to muddle through the current recovery at a subpar rate of growth, we expect the anticipation of QE tapering to cause differentiation among companies that can actually deliver on earnings in this relatively challenging environment compared with higher risk companies that may prove vulnerable as the backdrop shifts. As such, Sit Investment Associates' client portfolios remain diversified and are maintaining holdings in high quality, growth-oriented stocks. Portfolio holdings continue to emphasize the traditional growth sector of technology, along with producer manufacturing and the energy services sector. This yields portfolios with relatively attractive valuations, given their prospects for higher earnings growth, as Exhibit X displays.

International

Valuations throughout Europe are attractive relative to historical measures. Similar to last quarter, we continue to maintain balanced and diversified portfolios in Europe. Typical portfolio holdings have a global presence, including exposure to emerging markets (Asia, Latin America, Eastern Europe, and South Africa), along with the U.S. These securities also have high quality characteristics such as strong balance sheets, good cash flow, stable and/or improving sales and earnings, and improving margins. We have broad exposure to a variety of sectors including cyclical securities, consumption stocks, and financials. Given our belief that there are subtle signs of improvement in Europe and valuations remain attractive, we are looking to modestly increase the portfolio weight, as opportunities in both current and new names arise. Exhibit Y details market valuation by region.

The Japanese equity market has been considered a safe haven for the past several years; however, we believe this will no longer be the case given the structural risks to the economy and the unproven nature of Mr. Abe's economic policies. Valuations have become slightly more attractive following the correction

since late May, but this is from a high base following the policy-driven "reflation trade" rally that began last November. We, therefore, remain underweight Japan in all of our international and global portfolios. Our holdings remain focused on defensive consumption-driven companies and export-oriented businesses. Defensive consumption stocks should perform well in a slow growth environment. Global, export-oriented businesses will likely benefit from the weakened yen and exposure to diverse overseas markets.

China has been the main growth engine for the global economy, but its economy continues to decelerate. In addition, higher wages in China are beginning to push manufacturing overseas to less expensive countries in Southeast Asia and Mexico. Southeast Asian economic growth will be strong in 2013, growing at around +5.0 percent for Indonesia, Malaysia, the Philippines, and Thailand, driven by domestic consumption. The shift in manufacturing to these countries, together with a young population, will further increase consumption. Given our cautious stance on the economic growth prospects in China over the near term, we remain defensive. We expect to opportunistically add companies that will benefit from the reforms in China.

The following table summarizes our global strategy. Our investment view by geographical region is indicated in the sentiment gauge column, and the resultant portfolio weighting, relative to benchmarks, is shown in the weight versus index column.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	o	-
United Kingdom	-	+
Rest of Europe	o	+
Greater China	o	+
Japan	+	-
Rest of Asia	o	o
Latin America	-	+
Africa/Middle East	o	--

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	06/28/13	05/31/13	03/28/13	12/31/12	12/30/11	One Month	Three Months	Six Months	18 Months
Dow Jones Industrials	14909.60	15115.57	14578.54	13104.14	12217.56	-1.4%	+2.3%	+13.8%	+22.0%
S&P 500	1606.28	1630.74	1569.19	1426.19	1257.60	-1.5	+2.4	+12.6	+27.7
NASDAQ OTC Composite	3403.25	3455.91	3267.52	3019.51	2605.15	-1.5	+4.2	+12.7	+30.6
Fixed Income									
U.S. Treasury									
2-Year Notes	0.36	0.30	0.24	0.25	0.24	+6 b.p.	+12 b.p.	+11 b.p.	+12 b.p.
5-Year Notes	1.40	1.02	0.77	0.72	0.83	+38	+63	+68	+57
10-Year Notes	2.49	2.13	1.85	1.76	1.88	+36	+64	+73	+61
30-Year Bonds	3.50	3.28	3.10	2.95	2.89	+22	+40	+55	+61
AA Industrial									
Intermediate Maturity	3.44	2.88	2.55	2.51	2.73	+56	+89	+93	+71
Long Maturity	4.64	4.22	4.02	3.91	4.02	+42	+62	+73	+62
Mortgages									
Current Coupon GNMA (3.00%)	3.17	2.83	2.57	2.05	2.71	+34	+60	+112	+46
Municipals									
Bond Buyer 40-Bond Index	4.73	4.27	4.15	4.10	4.84	+46	+58	+63	-11
Short Term									
Fed Funds	0.09	0.09	0.13	0.16	0.07	--	-4	-7	+2
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.04	0.04	0.07	0.05	0.02	--	-3	-1	+2

* Primary Credit Discount Rate; effective 1/9/03.

E-06/13 063013
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Year-Over-Year Relative Performance of Growth Versus Value Stocks



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through June 30, 2013
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/13

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS
THE UNITED STATES RANKED 3RD OUT OF 33 WORLD EQUITY MARKETS
YEAR-TO-DATE THROUGH JUNE 30, 2013

Country	DJ Global, Indexes, US$ on 6/30/13	Change from 12/31/2012 points	Change from 12/31/2012 percent	6/30/2013 Country Rank
PERFORMANCE IN U.S. DOLLARS				
Australia	386.67	-38.98	-9.16%	28
Austria	211.08	-19.02	-8.27%	27
Belgium	389.80	4.77	1.24%	14
Brazil	1124.93	-269.48	-19.33%	33
Canada	442.54	-37.62	-7.83%	25
Chile	571.52	-70.51	-10.98%	29
Denmark	600.51	10.42	1.77%	12
Finland	701.35	-2.67	-0.38%	17
France	261.75	5.68	2.22%	9
Germany	288.49	1.50	0.52%	16
Greece	36.32	-5.72	-13.61%	31
Hong Kong	446.63	-12.32	-2.68%	20
Indonesia	233.59	14.69	6.71%	5
Ireland	257.34	31.30	13.85%	2
Italy	99.67	-8.96	-8.25%	26
Japan	94.80	12.29	14.89%	1
Malaysia	290.50	12.86	4.63%	6
Mexico	636.88	-33.91	-5.06%	22
Netherlands	279.83	7.34	2.69%	8
New Zealand	229.04	4.61	2.05%	11
Norway	353.04	-29.47	-7.70%	24
Philippines	392.17	14.99	3.97%	7
Portugal	123.99	-2.12	-1.68%	19
Singapore	330.25	-10.91	-3.20%	21
South Africa	336.71	-62.50	-15.66%	32
South Korea	266.96	-38.89	-12.71%	30
Spain	219.12	-12.39	-5.35%	23
Sweden	541.85	6.04	1.13%	15
Switzerland	680.44	58.51	9.41%	4
Taiwan	165.19	2.55	1.57%	13
Thailand	204.19	4.21	2.10%	10
United Kingdom	221.69	-1.46	-0.66%	18
United States	404.01	45.98	12.84%	3 ←
COMPOSITE INDICES				
Latin America	611.24	-111.33	-15.41%	
Western Europe	272.05	2.20	0.82%	
Asia/Pacific	135.13	1.91	1.44%	
World (ex U.S.)	208.16	-2.24	-1.07%	

SOURCE: FACTSET RESEARCH SYSTEMS, JULY 1, 2013

Exhibit D

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Final	3Q12 Final	4Q12 Final	1Q13 Advance	1Q13 Prelim.	1Q13 Final
Personal Consumption Expend.	-0.3%	0.7%	1.8%	1.9%	2.9%	3.1%	2.7%	2.5%	1.9%	1.8%	1.9%	1.9%	1.8%	2.0%	2.1%	1.9%
Non-Residential Fixed Invest.	-15.7	-7.7	-0.3	3.7	7.7	6.8	7.4	10.1	10.2	12.5	9.7	4.6	5.4	4.1	4.1	3.7
Residential Investment	-13.3	-6.4	5.0	-7.2	-5.7	-3.2	-7.1	1.4	3.9	9.3	10.4	13.6	14.9	13.0	12.8	13.3
Inventory Change (2)	++	++	++	++	++	-	-	--	++	++	++	++	--	-	--	--
Net Exports (3)	27.3	7.6	-32.8	-32.2	-20.4	-11.8	6.8	13.3	0.1	0.3	-2.0	0.7	8.0	3.6	5.8	6.7
Exports	0.3	10.7	13.1	12.1	8.8	8.7	7.4	6.5	4.3	4.0	4.3	3.2	2.1	1.8	1.2	0.8
Imports	-6.1	6.7	16.7	15.9	10.9	9.3	4.4	2.2	3.5	3.2	3.9	2.5	0.2	0.8	-0.1	-0.6
Government Spending	4.0	2.7	1.1	0.1	-1.3	-2.3	-3.2	-3.8	-3.3	-2.2	-2.2	-0.5	-1.8	-2.1	-2.3	-2.2
Total Real GDP	-0.1%	1.9%	2.5%	2.8%	2.4%	1.8%	1.9%	1.6%	2.0%	2.4%	2.1%	2.6%	1.7%	1.8%	1.8%	1.6% ←
Memo:																
Total GDP Less Housing and Autos	0.2	2.2	2.4	3.3	2.4	1.7	2.1	1.5	1.9	2.2	1.8	2.1	1.1	1.3	1.3	1.1 ←
Pers. Cons. Exp. Plus Res. Invs.	-0.9	0.4	1.9	1.5	2.6	2.9	2.3	2.4	2.0	2.0	2.2	2.3	2.3	2.4	2.5	2.3
After-tax Corporate Profits	110.5	41.9	29.2	18.9	8.3	-2.2	3.5	0.8	6.7	19.1	14.5	17.9	13.3	NA	4.0	4.7

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 26, 2013

Exhibit E

■ Sit Investment Associates ■

<u>Broad-Based Inflation Measures Remain Controlled</u>



Consumer Price Inflation
Year-over-year change in prices paid by consumers
Core: +1.7%
All: +1.4%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
Core: +1.7%
All: +1.7%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13

Source: Bureau of Labor Statistics and Bloomberg, June 14 & 18, 2013

G:\Support\Exhibits\E-06/13

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2010			2011			2012			2013		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.82	-9.2%	-7.1%	72.87	-1.3%	-9.8%	73.35	0.7%	12.9%	73.54	0.3%	-4.4%
February	75.50	-9.5	0.4	71.93	-4.7	-10.2	72.26	0.5	9.7	74.57	3.2	0.9
March	75.18	-10.5	3.0	70.74	-5.9	-10.9	72.91	3.1	5.1	76.20	4.5	10.2
April	75.37	-8.6	7.1	69.48	-7.8	-7.5	72.79	4.8	3.4	76.18	4.7	9.7
May	78.45	-0.8	17.4	69.57	-11.3	-8.6	73.92	6.2	4.8	76.90	4.0	9.2
June	79.01	2.4	16.2	69.48	-12.1	-11.2	75.03	8.0	5.0	76.20	1.6	8.7
July	76.72	0.2	8.0	69.04	-10.0	-10.3	75.22	9.0	5.2			
August	75.90	0.7	1.1	69.01	-9.1	-8.0	74.24	7.6	5.6			
September	74.94	1.2	-0.7	71.14	-5.1	1.1	72.58	2.0	-0.9			
October	72.26	-0.8	-8.1	71.57	-0.9	6.1	72.74	1.6	-0.1			
November	72.78	0.5	-13.9	72.21	-0.8	7.7	73.60	1.9	-0.9			
December	73.74	0.6	-12.9	73.22	-0.7	11.0	73.10	-0.2	-5.1			
Average	75.30	-3.0		70.85	-5.9		73.48	3.7		75.60	2.9	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (10/10/12): Euro Area: 37.5% Canada: 29.3% Japan: 16.5% U.K.: 7.8% Switzerland: 3.8% Australia: 3.2% Sweden: 1.8%
Currency Appreciation (Y-T-D through 6/30/13): Euro Area: -1.3% Canada: -5.3% Japan: -12.7% U.K.: -6.5% Switzerland: -3.1% Australia: -11.8% Sweden: -3.3%

SOURCE: FEDERAL RESERVE BOARD

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2011				2012				2013			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	2.5	1.3	4.1	2.0	1.3	3.1	0.4	1.8	1.5	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	22.7	13.0	15.9	-0.1	7.4	-2.8	-6.3	0.0	5.1	19.3E	24.9	27.4
Consumer Price Index (Year-over-Year)	2.1	3.4	3.8	3.3	2.8	1.9	1.7	1.9	1.7	1.4	1.8	2.3
Levels (Quarterly Average)												
Unemployment Rate	8.9	9.1	9.1	8.7	8.3	8.2	8.1	7.8	7.7	7.6	7.5	7.5
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.0	0.5	1.0
10-year Treasury Bonds-Yield	3.4	3.2	2.4	2.0	2.0	1.8	1.6	1.7	1.9	2.0	2.6	2.7

Source: Sit Investment Associates, Inc., July 3, 2013

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From June 30, 2013

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-2.1%	2.50%	-3.8%	4.00%	-2.0%
Present YTM 0.36%	Most Likely	0.50	-0.1	1.25	-1.4	3.00	-1.4
	Optimistic	0.13	0.6	0.50	0.1	2.00	-0.7
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-4.4	3.50	-8.2	5.00	-4.0
Present YTM 1.40%	Most Likely	1.50	0.2	2.25	-2.6	4.00	-2.5
	Optimistic	0.50	5.1	1.00	3.4	3.00	-1.0
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.50	-7.2	4.50	-13.5	5.50	-5.4
Present YTM 2.49%	Most Likely	2.75	-1.0	3.50	-6.0	4.50	-2.9
	Optimistic	1.50	10.4	2.00	6.9	3.50	-0.3
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.75	-18.1	5.50	-25.7	6.00	-8.6
Present YTM 3.50%	Most Likely	3.75	-2.7	4.50	-12.8	5.00	-4.2
	Optimistic	2.50	22.8	3.00	13.4	4.00	0.8

Source: Sit Investment Associates, Inc.

Exhibit I

■ Sit Investment Associates ■

Economy Showing Signs of Life in Europe


Manufacturing & Services PMI
Euro area
65
60
55
50
45
40
35
30
PMI - Manufacturing
PMI - Services
1999 2001 2003 2005 2007 2009 2011 2013


Euro area and EU27 production,
total industry excluding construction
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
115
110
105
100
95
90
04-2004 07-2004 10-2004 01-2005 04-2005 07-2005 10-2005 01-2006 04-2006 07-2006 10-2006 01-2007 04-2007 07-2007 10-2007 01-2008 04-2008 07-2008 10-2008 01-2009 04-2009 07-2009 10-2009 01-2010 04-2010 07-2010 10-2010 01-2011 04-2011 07-2011 10-2011 01-2012 04-2012 07-2012 10-2012 01-2013 04-2013
2010=100

Source: Morgan Stanley Research, June 20, 2013 and Eurostat, June 12, 2013

G:\Support\Exhibits\E-06/13

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

EUROPEAN UNEMPLOYMENT STILL HIGH, ESPECIALLY FOR YOUNGER WORKERS



European Under-25 'Youth' Unemployment Rates
Greece
Spain
Portugal
Euro-Zone
Ireland
France
UK
Germany
Italy
Euro Introduced
Lehman Collapse
0
10
20
30
40
50
60
J-90
J-92
J-94
J-96
J-98
J-00
J-02
J-04
J-06
J-08
J-10
J-12
Greece
Spain
Portugal
Italy
Ireland
France
Euro-Zone
UK
Germany

SOURCE: ZERO-HEDGE, MAY 31, 2013

Exhibit K

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2011A	2012E	2013E	2011-2015 (5 Yr CAGR)	2011A	2012E	2013E	2011-2015 (5 Yr AVG)
Global Economy	**2.8%**	**2.3%**	**2.2%**	**2.3%**	**3.4%**	**2.7%**	**2.4%**	**2.6%**
United States	1.8	2.2	1.7	1.8	3.2	2.1	1.8	2.1
Euro Area	1.5	(0.5)	(0.5)	(0.1)	2.7	2.5	1.5	1.9
United Kingdom	0.8	0.3	1.0	0.8	4.5	2.8	2.8	3.1
Japan	(0.8)	1.8	1.5	1.1	(0.3)	(0.1)	0.0	(0.1)
Asia Ex Japan	7.3	6.2	6.0	6.3	5.7	4.0	3.5	4.0
Latin America	4.4	2.8	2.8	3.1	6.9	6.1	6.9	6.7

10-Year Bond Yields

	2011	2012	2013	
	12/31A	12/31A	6/30A	12/31E
United States	1.9%	1.8%	2.5%	2.5%
Euro (Germany)	1.8	1.3	1.7	1.5
Japan	1.0	0.8	0.9	1.0
United Kingdom	2.0	1.8	2.4	2.0

Exchange Rates

	2011	2012	2013	
	12/31A	12/31A	6/30A	12/31E
Euro ($/€)	1.30	1.32	1.30	1.30
Japan (¥/$)	77	87	99	100
UK ($/£)	1.55	1.63	1.52	1.55

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., July 3, 2013

G:\Support\Exhibits\E-06/13

Exhibit L

■ Sit Investment Associates ■

Japan's Economy Has Shown Modest Improvement



Japan GDP growth
Quarter-on-quarter % change
3
2
1
0
-1
-2
2010
11
12
13
By sector
Quarter-on-quarter % change
Export
Private consumption
4
2
0
-2
-4
-6
Q1
2012
Q1
2013
Source: Thomson Reuters Datastream

Source: Financial Times, May 17, 2013

Exhibit M

■ Sit Investment Associates ■

<u>Japan's Level of Indebtedness Remains a Significant Risk</u>



Gross Gov't Debt As % Of GDP
(IMF, 2012)
250
200
150
100
50
0
238
159
127
107
90
86
82
68
67
38
34
23
11
Japan
Greece
Italy
United States
UK
Canada
Germany
Brazil
India
New Zealand
South Korea
China
Russia

Source: Cornerstone Macro, May 30, 2013

Exhibit N

■ Sit Investment Associates ■

Official PMI Above 50, Indicating Growth in China;
HSBC PMI Contracting For Two Months Now



NBS PMI
HSBC PMI
65
60
55
50
45
40
35
June NBS PMI: 50.1
June HSBC PMI: 48.2
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13

Source: NBS, Markit Economics, HSBC, Credit Suisse research

Source: Credit Suisse, July 2, 2013

Exhibit O

■ Sit Investment Associates ■

Industrial Production Momentum is Easing In China



%, YoY
Industry Value-added
Electricity Generated
30
25
20
15
10
5
0
-5
-10
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13

Source: Morgan Stanley Research, June 9, 2013

G:\Support\Exhibits\E-06/13

Exhibit P

■ Sit Investment Associates ■

Australia Is Heavily Dependent On Commodities


Australia's Commodity Dependance
%
%
AUSTRALIAN EXPORTS OF
RESOURCES AND ENERGY
AS A PERCENTAGE OF TOTAL
70
65
60
55
50
45
© BCA Research 2013
94
98
02
06
10
NOTE: SHOWN IN VALUE TERMS. SOURCE: BREE.

Source: BCA Research, June 21, 2013

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

CHINA HAS BECOME AN IMPORTANT EXPORT MARKET



Exports to China as a share of total exports
40%
30%
20%
10%
0%
2012
2002
Taiwan
Australia
Korea
Japan
Brazil
Philippines
Malaysia
South Africa
Thailand
Vietnam
Indonesia
Singapore
EU
US
Russia
India
Canada
Switzerland

Source: CEIC, Haver, UBS estimates

SOURCE: UBS RESEARCH, JUNE 4, 2013

G:\Support\Exhibits\E-06/13

Exhibit R

■ Sit Investment Associates ■

SHIBOR 7-Day Repo Rate Coming Down After Spiking To Record High in June



Benchmark seven-day repurchase rate in China's interbank market
12%
10
8
6
4
2
0
Jan.
Feb.
March
April
May
June
July

Source: The Wall Street Journal, July 1, 2013

EXHIBIT S

■ SIT INVESTMENT ASSOCIATES ■

CHINA'S WEALTH MANAGEMENT PRODUCTS SAW RAPID GROWTH IN THE PAST THREE YEARS



Wealth management products
increase asset liability mismatch
WMP assets in trillions yuan
8
6
4
2
0
'10
'11
'12
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, JUNE 21, 2013

Exhibit T

■ Sit Investment Associates ■

A Slowdown in China's Economy Is Affecting Latin American Economics



Latin Blues
As exports to China sputter...
Exports of goods to China from select Latin American countries, change from a year earlier
100%
80
60
40
20
0
-20
Chile
Mexico
Brazil
Peru
2010
'11
'12
'13
Note: Change in exports is based on a 12-month rolling total
...Economic growth slows down across the region.
GDP of select Latin American countries, change from the previous quarter, seasonally adjusted
BRAZIL
CHILE
MEXICO
PERU
3.0%
2.5
2.0
1.5
1.0
0.5
0
2011
'12
'13
Sources: International Monetary Fund (exports); Credit Suisse (GDP)
The Wall Street Journal

Source: The Wall Street Journal, May 30, 2013

G:\Support\Exhibits\E-06/13

Exhibit U

■ Sit Investment Associates ■

2013 Equity Markets Off to Strongest Start in Over a Decade



First Half Market Performance
25%
20%
15%
10%
5%
%
-5%
-10%
-15%
-20%
1H1997
1H1998
1H1999
1H2000
1H2001
1H2002
1H2003
1H2004
1H2005
1H2006
1H2007
1H2008
1H2009
1H2010
1H2011
1H2012
1H2013
S&P 500
Dow Jones Industrial Average

Source: FactSet Research Systems and Sit Investmnt Associates, Inc. June 30, 2013

G:\Support\Exhibits\E-06/13

Exhibit V

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples

Data through June 30, 2013



29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12
P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2013 est. operating EPS of $109.16.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/13

Exhibit W

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-year Treasury Note Yield



Data through June 30, 2013
S&P Earnings Yield
10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-06/13

Exhibit X

■ Sit Investment Associates ■

Equity Characteristics

June 30, 2013

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2013 Projected Gain	+9.5%	+14.1%	+10.2%	+8.5%	+9.9%	+11.7%
2014 Projected Gain	+14.2%	+20.4%	+22.6%	+10.4%	+16.9%	+13.5%
5-Year Projected Growth	+12.4%	+15.1%	+15.7%	+10.6%	+13.9%	+11.0%
Dividend Yield						
Total Fund	+2.0%	+1.0%	+0.7%	+2.7%	+1.8%	+2.2%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.3%	+16.0%	+16.3%	+13.1%	+15.7%	+13.1%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	16.1x	20.9x	25.6x	14.8x	19.3x	16.6x
FY2 Calendar P/E	14.7x	17.0x	20.9x	13.3x	17.8x	15.4x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	15.9x	17.7x	18.1x	14.4x	17.8x	16.0x
FY2 Calendar P/E	13.9x	15.6x	16.0x	12.7x	15.6x	14.2x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.5x	1.4x	1.6x	1.7x	1.6x	1.8x
FY2 Calendar PEG	1.4x	1.2x	1.4x	1.5x	1.4x	1.6x
Wtd Avg Mkt Cap ($ Million)	$96,849	$13,876	$5,196	$88,642	$92,462	$106,706

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

EXHIBIT Y

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL VALUATIONS ARE ATTRACTIVE

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	14.1	12.4	11.5	15.5	14.8	13.4
Post 1990 Average	15.5	13.9	12.6	28.3	13.9	15.7
Discount/Premium	*-9.0%*	*-10.8%*	*-8.7%*	*-45.2%*	*6.5%*	*-14.6%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	9.1	7.0	7.5	8.3	9.4	8.2
Post 1990 Average	9.5	6.7	7.2	9.3	9.1	8.5
Discount/Premium	*-4.2%*	*4.5%*	*4.2%*	*-10.8%*	*3.3%*	*-3.5%*

SOURCE: NOMURA EQUITY RESEARCH, JUNE 6, 2013

G:\Support\Exhibits\E-06/13